SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

September 27th, 2012

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

Credicop’s Board of Directors, at its session held on September 26th, unanimously ratified the decision made by the Executive Committee on September 19th, to make a capital contribution up to US$ 210 million (two hundred and ten million and 00 /100 US$) to its subsidiary "Credicorp Investments Ltd." so that the latter can acquire, after obtaining the necessary approvals from regulators in Peru, Colombia and Chile, the shares that Banco de Credito del Peru holds in BCP Colombia S.A.S and BCP Chile S.A, owners of 51% of the shares of Correval Sociedad Comisionista de Bolsa S.A. and 60.6% of the shares of Inversiones IM Trust S.A., respectively.

Sincerely,

Mario Ferrari Quiñe

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2012

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative